As filed with the Securities and Exchange Commission on November 29, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NVIDIA CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK

par value $.001 per share

(Title of Class of Securities)

67066G 10 4

(CUSIP Number of Class of Securities of Underlying Common Stock)

Jen-Hsun Huang

President and Chief Executive Officer

NVIDIA Corporation

2701 San Tomas Expressway

Santa Clara, California 95050

(408) 486-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

David M. Shannon, Esq. NVIDIA Corporation 2701 San Tomas Expressway Santa Clara, California 95050 (408) 486-2000	Eric C. Jensen, Esq. John T. McKenna, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$77,860,517	$8,332

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,786,720 shares of common stock of NVIDIA Corporation having an aggregate maximum value of $77,860,517 as of November 28, 2006 will be amended pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the aggregate amount of transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP NO. 67066G 10 4

SCHEDULE TO

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Amend Eligible Option Grants, filed as Exhibit 99.(a)(1)(A) hereto (the “Offering Memorandum”), under the section entitled Summary Term Sheet Of Offer to Amend Eligible Option Grants and the section entitled Summary of Terms & Frequently Asked Questions is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)	Name and Address. The name of the issuer is NVIDIA Corporation, a Delaware corporation (the “Company”), the address of its principal executive office is 2701 San Tomas Expressway, Santa Clara, California 95050 and the telephone number of its principal executive office is (408) 486-2000. The information set forth in the Offering Memorandum under Section 15, Information About NVIDIA, is incorporated herein by reference.

(b)	Securities. This Tender Offer Statement on Schedule TO relates to the Offering Memorandum by the Company pursuant to which the Company is offering certain option holders the opportunity to amend certain portions of certain stock options to purchase the Company’s common stock to include new restrictions on the exercisability of these options in order to limit the potential adverse personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended, and the proposed regulations issued by the U.S. Internal Revenue Service thereunder. The Company is making the Offer (as defined in the Offering Memorandum) upon the terms and subject to the conditions described in this Offering Memorandum, including the conditions described in Section 7 of the Offering Memorandum. The stock options that are the subject of the Offer are those stock options that have each of the following characteristics:

•	were granted to employees on the following dates October 28, 1999, January 31, 2000, February 29, 2000, December 23, 2000, January 3, 2001, January 26, 2001, February 1, 2001, March 1, 2001, July 26, 2001, July 31, 2001, September 28, 2001, November 30, 2001 and certain of the stock options granted on May 1, 2003 under either the NVIDIA Corporation 1998 Equity Incentive Plan, as amended, or the NVIDIA Corporation 2000 Nonstatutory Equity Incentive Plan, as amended (collectively, the “Plans”), respectively;

•	were granted with an exercise price per share that was less, or may have been less, than the fair market value per share of the Company’s common stock underlying the option on the option’s grant date;

•	are beneficially owned by current employees of the Company who are on the U.S. payroll as of November 29, 2006 and are employees of the Company on the date the Offer expires;

•	vested or are scheduled to vest after December 31, 2004; and

•	are still outstanding and unexercised on the date the Offer expires, subject to the further terms and conditions set forth in the Offering Memorandum.

Option holders who elect to amend their Eligible Option Grants (as defined in the Offering Memorandum) will receive an email within two business days after the Expiration Time (as defined in the Offering Memorandum) confirming their amendments and elections, pursuant to which portions of such options will be amended to expire as instructed by the option holder, but in any event, on or before the existing expiration date of such Eligible Option Grants. The subject class of securities consists of the Eligible Option Grants. The actual number of shares of common stock subject to the option amendment will depend on the number of shares of common stock subject to Eligible Option Grants tendered for amendment by Eligible Optionees (as defined in the Offering Memorandum). The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Option Grants; The Proposed Amendment; The Amended Options; Expiration and Extension of Offer; Notification, and Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Offering Memorandum under Section 8, Price Range of Common Stock, is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address. The information set forth under Item 2(a) above and under Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)	Material Terms. The information set forth in the Offering Memorandum under the section entitled Summary Term Sheet of Offer to Amend Eligible Option Grants, the section entitled Summary of Terms & Frequently Asked Questions, Section 1, Eligible Optionees; Eligible Option Grants; The Proposed Amendment; The Amended Options; Expiration and Extension of Offer; Notification, Section 2, Purpose of the Offer, Section 3, Status of Eligible Option Grants Not Amended in the Offer, Section 4, Procedures for Amending Eligible Option Grants, Section 5, Change in Election, Section 6, Acceptance of Eligible Option Grants for Amendment, Section 7, Conditions of the Offer, Section 10, Accounting Consequences of the Offer, Section 11, Legal Matters; Regulatory Approvals, Section 12, Material U.S. Federal Income Tax Consequences, and Section 13, Extension of Offer; Termination; Amendment, is incorporated herein by reference.

(b)	Purchases. The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Option Grants; The Proposed Amendment; The Amended Options; Expiration and Extension of Offer; Notification, and Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes. The information set forth in the Offering Memorandum under Section 2, Purpose of the Offer, is incorporated herein by reference.

(b)	Use of Securities Acquired. Not applicable.

(c)	Plans. At present, the board of directors is composed of eight members. The Company from time to time evaluates strategic acquisitions and will continue to do so in the future. The Company may issue its stock or pay cash in connection with such acquisitions. The Company may obtain cash for such acquisitions through a variety of means, including, without limitation, through the issuance of additional stock. The information set forth in the Offering Memorandum under Section 8, Price Range of Common Stock, and Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of Funds. The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Option Grants; The Proposed Amendment; The Amended Options; Expiration and Extension of Offer, Section 10, Accounting Consequences of the Offer, and Section 14, Fees and Expenses, is incorporated herein by reference.

(b)	Conditions. The information set forth in the Offering Memorandum under Section 7, Conditions of the Offer, is incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	Solicitations or Recommendations. The information set forth in the Offering Memorandum under Section 14, Fees and Expenses, is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a)	Financial Information. The information set forth in Item 8, Consolidated Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K/A for its fiscal year ended January 29, 2006, filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2006, including all material incorporated by reference therein, is incorporated herein by reference. Item 1, Financial Statements, of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended July 30, 2006, filed with the SEC on November 29, 2006, including all material incorporated by reference therein, is incorporated herein by reference. The information set forth in the Offering Memorandum under Section 15, Information About NVIDIA, Section 16, Additional Information, and Risk Factors Related to the Offer (beginning on Page ii of the Offering Memorandum), is incorporated herein by reference. The Company’s amended Annual Report on Form 10-K/A, and Quarterly Report on 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Financial Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

(2) The information set forth in the Offering Memorandum under Section 11, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b)	Other Material Information. Since September 29, 2006, nine derivative cases have been filed in state and federal courts asserting claims concerning errors related to our historical stock option granting practices and associated accounting for stock-based compensation expense. These complaints have been filed in various courts, including the California Superior Court, Santa Clara County, the United States District Court for the Northern District of California, and the Court of Chancery of the State of Delaware in and for New Castle County. All cases purport to be brought derivatively on behalf of the Company against members of our board of directors and several of our current and former officers. The cases are not currently consolidated, although all allege in substantially similar fashion claims for, among other things, breach of fiduciary duty, unjust enrichment, insider selling, abuse of control, gross mismanagement, waste, constructive fraud, and violations of Sections 10(b) and 14(a) of the Securities Exchange Act of 1934. The plaintiffs seek to recover for the Company, among other things, damages in an unspecified amount, rescission, punitive damages, treble damages for insider selling, and fees and costs. Plaintiffs also seek an accounting, a constructive trust and other equitable relief. The Company intends to take all appropriate action in response to these complaints.

The Company voluntarily contacted the SEC regarding the Audit Committee’s review and, as of the date of the filing of this Schedule TO, the SEC is continuing the inquiry of the Company’s historical stock option grant practices it began in late August 2006. In October 2006, the Company met with the SEC and provided it with a review of the status of the Audit Committee’s review and in November 2006 the Company voluntarily provided the SEC with further documents. The Company plans to continue to cooperate with the SEC in its inquiry.

SCHEDULE TO

ITEM 12.	EXHIBITS.

Exhibit Number	Description

99.(a)(1)(A)	Offer to Amend Eligible Option Grants, dated November 29, 2006.

99.(a)(1)(B)	Email of Announcement of Offer.

99.(a)(1)(C)	Frequently Asked Questions: Section 409A.

99.(a)(1)(D)	Memorandum from Marv Burkett to All Employees.

99.(a)(1)(E)	Deloitte Tax LLP Employee Presentation Materials.

99.(a)(1)(F)	Form of Email Regarding Eligible Option Grant Detail Statement.

99.(a)(1)(G)	Form of Eligible Option Grant Detail Statement.

99.(a)(1)(H)	Screenshot of Welcome Screen to https://tenderoffer.nvidia.com.

99.(a)(1)(I)	Form of Email Statement of Reminder: Tender Offer Election Required.

99.(a)(1)(J)	Form of Email Statement Regarding Election Confirmation Statement (Pre-Expiration Time).

99.(a)(1)(K)	Screenshot of Electronic Election Form(s) Screenshots 1-3.

99.(a)(1)(L)	Screenshot of Agreement of Terms of Election.

99.(a)(1)(M)	Screenshot of Election Confirmation Statement.

99.(a)(1)(N)	Form of Email Statement Regarding Election Confirmation Statement (Post-Expiration Time).

99.(a)(1)(O)	Screenshot of NVINFO Tender Offer Webpage.

99.(a)(1)(P)	Paper Election Form.

99.(a)(1)(Q)	Reserved.

99.(a)(1)(R)	NVIDIA Corporation’s amended Annual Report on Form 10-K/A, for its fiscal year ended January 29, 2006, filed with the SEC on November 29, 2006 and incorporated herein by reference.

99.(a)(1)(S)	NVIDIA Corporation’s Quarterly Report on Form 10-Q, for its fiscal quarter ended July 30, 2006, filed with the SEC on November 29, 2006, and incorporated herein by reference.

99.(b)	Not applicable.

99.(c)	Not applicable.

99.(d)(1)(A)	NVIDIA Corporation’s 2000 Nonstatutory Equity Incentive Plan, as amended.

99.(d)(1)(B)	2000 Nonstatutory Equity Incentive Plan NSO.

99.(d)(1)(C)	NVIDIA Corporation’s 1998 Equity Incentive Plan, as amended, filed as Exhibit 10.2 to the Current Report on Form 8-K, filed with the SEC on March 13, 2006 and incorporated herein by reference.

99.(d)(1)(D)	1998 Equity Incentive Plan ISO, as amended, filed as Exhibit 10.5 to the Quarterly Report on Form 10-Q for the fiscal quarter ended October 24, 2004, filed with the SEC on November 22, 2004 and incorporated herein by reference.

99.(d)(1)(E)	1998 Equity Incentive Plan NSO, as amended, filed as Exhibit 10.6 to the Quarterly Report on Form 10-Q for the fiscal quarter ended October 24, 2004, filed with the SEC on November 22, 2004 and incorporated herein by reference.

Exhibit Number	Description

99.(d)(1)(F)	Certificate of Stock Option Grant, as amended, filed as Exhibit 10.7 to the Quarterly Report on Form 10-Q for the fiscal quarter ended October 24, 2004, filed with the SEC on November 22, 2004 and incorporated herein by reference.

99.(d)(1)(G)	Agreement and Plan of Merger among NVIDIA Corporation, Partridge Acquisition, Inc. and PortalPlayer, Inc., dated November 6, 2006, filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on November 9, 2006 and incorporated herein by reference.

99.(e)	Not applicable.

99.(f)	Not applicable.

99.(g)	Not applicable.

99.(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SCHEDULE TO

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2006

NVIDIA CORPORATION

By:	/s/ Marvin D. Burkett
Marvin D. Burkett
Chief Financial Officer

SCHEDULE TO

INDEX OF EXHIBITS

Exhibit Number	Description

99.(a)(1)(A)	Offer to Amend Eligible Option Grants, dated November 29, 2006.

99.(a)(1)(B)	Email of Announcement of Offer.

99.(a)(1)(C)	Frequently Asked Questions: Section 409A.

99.(a)(1)(D)	Memorandum from Marv Burkett to All Employees.

99.(a)(1)(E)	Deloitte Tax LLP Employee Presentation Materials.

99.(a)(1)(F)	Form of Email Regarding Eligible Option Grant Detail Statement.

99.(a)(1)(G)	Form of Eligible Option Grant Detail Statement.

99.(a)(1)(H)	Screenshot of Welcome Screen to https://tenderoffer.nvidia.com.

99.(a)(1)(I)	Form of Email Statement of Reminder: Tender Offer Election Required.

99.(a)(1)(J)	Form of Email Statement Regarding Election Confirmation Statement (Pre-Expiration Time).

99.(a)(1)(K)	Screenshot of Electronic Election Form(s) Screenshots 1-3.

99.(a)(1)(L)	Screenshot of Agreement of Terms of Election.

99.(a)(1)(M)	Screenshot of Election Confirmation Statement.

99.(a)(1)(N)	Form of Email Statement Regarding Election Confirmation Statement (Post-Expiration Time).

99.(a)(1)(O)	Screenshot of NVINFO Tender Offer Webpage.

99.(a)(1)(P)	Paper Election Form.

99.(a)(1)(Q)	Reserved.

99.(a)(1)(R)	NVIDIA Corporation’s amended Annual Report on Form 10-K/A, for its fiscal year ended January 29, 2006, filed with the SEC on November 29, 2006 and incorporated herein by reference.

99.(a)(1)(S)	NVIDIA Corporation’s Quarterly Report on Form 10-Q, for its fiscal quarter ended July 30, 2006, filed with the SEC on November 29, 2006, and incorporated herein by reference.

99.(b)	Not applicable.

99.(c)	Not applicable.

99.(d)(1)(A)	NVIDIA Corporation’s 2000 Nonstatutory Equity Incentive Plan, as amended.

99.(d)(1)(B)	2000 Nonstatutory Equity Incentive Plan NSO.

99.(d)(1)(C)	NVIDIA Corporation’s 1998 Equity Incentive Plan, as amended, filed as Exhibit 10.2 to the Current Report on Form 8-K, filed with the SEC on March 13, 2006 and incorporated herein by reference.

99.(d)(1)(D)	1998 Equity Incentive Plan ISO, as amended, filed as Exhibit 10.5 to the Quarterly Report on Form 10-Q for the fiscal quarter ended October 24, 2004, filed with the SEC on November 22, 2004 and incorporated herein by reference.

99.(d)(1)(E)	1998 Equity Incentive Plan NSO, as amended, filed as Exhibit 10.6 to the Quarterly Report on Form 10-Q for the fiscal quarter ended October 24, 2004, filed with the SEC on November 22, 2004 and incorporated herein by reference.

99.(d)(1)(F)	Certificate of Stock Option Grant, as amended, filed as Exhibit 10.7 to the Quarterly Report on Form 10-Q for the fiscal quarter ended October 24, 2004, filed with the SEC on November 22, 2004 and incorporated herein by reference.

99.(d)(1)(G)	Agreement and Plan of Merger among NVIDIA Corporation, Partridge Acquisition, Inc. and PortalPlayer, Inc., dated November 6, 2006, filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on November 9, 2006 and incorporated herein by reference.

99.(e)	Not applicable.

99.(f)	Not applicable.

99.(g)	Not applicable.

99.(h)	Not applicable.